EXHIBIT 99

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR l JG

The unde r igned agree to f le jointly with the Securities and Exchange Commission (the "SEC") any a d all statements on Schedule 13D or Schedule 13G or Fonns 3, 4 or S(and any amendments or supplemen t the r to) r qui r d under s e tion 13(d) and 16(a) of the Securities Exchange Act of 1934, as amended, in c , nn e tion \vith pu r hases by the undersigned of the securities of any issuer. For that pu r se, the unde r igned he r by consti t te and appoint Context Capital Management, LLC, a Delaware limited liabili t company, as their t e and law f l agent and atto r ey-in- f ct, with f ll power and authori t f r and on behal f of the unde r i g ed to p r pare or cause to be prepared, sign, f le with the SEC and f rnish to any other person all ce r i f cates, ins t ments, agreements and documents necessa r to comply with section 13(d) and s ction 1 6 a) of t e Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and pe r o r eve r act necessa r and proper to be done incident to the exercise of the f regoing p wer, as f lly as t e unde r i g ed might or could do if pe r onally present.

Dated: August 6, 2026

CO N E X C A I AL M AGEMENT, LLC

By: ______________________
Michael S. Rosen
Manager

CONTEXT P A TNE R M STER F , L.P.

By: CCM GP, L LC,
General P a e

By: ______________________
Michael S. Rosen
Manager

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Michael S. Rosen

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William D. Fertig

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Charles E. Carnegie